Kimberly Karcewski Vargo	Goodwin Procter LLP
202.346.4304	Counselors at Law
KVargo@	901 New York Avenue NW
goodwinprocter.com	Washington, DC 20001
T: 202.346.4000
F: 202.346.4444

November 22, 2010

Mr. Patricia Williams
Securities and Exchange Commission
100 F Street, NE
Mail Stop 4720
Washington, DC 20549-4720

Re:	Van Eck Funds (the “Registrant”)
Registration Nos. 002-97596; 811-04297

Dear Ms. Williams:

          We are writing to respond to the comments that you provided to us by telephone on July 27, 2010 in connection with the registration statement filed on May 24, 2010 by the above-referenced Registrant for the Van Eck CM Commodity Index Fund (previously named the Van Eck Commodity Index Fund) and Van Eck Long/Flat Commodity Index Fund (previously named the Van Eck Long/Flat Commodity Trends Fund) (each a “Fund” and collectively, the “Funds”). These comments are set forth below, each of which is followed by our response. Reference to an “Item” in a response is a reference to an Item of Form N-1A. In addition, in the section of the letter entitled “Other Information”, we have provided additional information about the Funds’ name changes.

          We also wanted to note that subsequent to the filing of the Funds’ registration statement on May 24, 2010, it was determined that neither Fund would offer Class C shares. Accordingly, references to the Funds’ Class C shares in the registration statement have been deleted.

PROSPECTUSES

Prospectus Cover Page

Comment 1:
For each Fund, add the class ticker symbols on the cover page of each prospectus.

Response 1:
This change will be made in the Registrant’s 485(b) filing.

Fund Summary Information Section

Comment 2:
In the page header of each Fund’s “Summary Information” section, delete the following reference “(CLASS A, C, I, Y)”.

Response 2:
This change will be made in the Registrant’s 485(b) filing.

Comment 3:
For each Fund, summarize its “Principal Investment Strategies” section. As currently written, the section is too long.

Response 3:

          In light of the nature of each Fund, we believe that the length of each Fund’s “Principal Investment Strategies” section is appropriate. In this regard, we note that each Fund seeks to achieve its investment objective by investing in commodity-linked derivative instruments that derive their value from the performance of a commodities index. Given the complexity of each Fund’s investment strategies and the intricacies of each index in which a Fund tracks, we believe that the length of each Fund’s “Principal Investment Strategies” section is appropriate. Accordingly, we respectfully decline to make the requested change.

Comment 4:

          For each Fund, to the extent that there are other derivative instruments that the Fund may invest in that are not currently identified in the Fund’s “Principal Investment Strategies” section, please identify same.

Response 4:
We hereby confirm that all of the types of derivative instruments in which the Fund may invest are currently identified in the Fund’s “Principal Investment Strategies” section.

Comment 5:

          For each Fund, delete “such as” in the first sentence of “Derivatives” in the Fund’s “Principal Risks” section and specifically identify each type of derivative instrument in which the Fund may invest and any risk associated with investing in that derivative instrument.

Response 5:

          In “Derivatives” in the Fund’s “Principal Risks” section, the phrase “such as” in the first sentence and references to “warrants” and “currency forwards” will be deleted in the Registrant’s 485(b) filing. In addition, we will add additional disclosure related to investments in futures contracts and options in the “Investment Objective, Strategies, Policies, Risks and Other Information” section in the Registrant’s 485(b) filing.

Comment 6:

          For each Fund, in the “Portfolio Management” section, disclose the portfolio manager’s length of service with the Fund, rather than the portfolio manager’s length of service with the Fund’s investment adviser.

Response 6:
This change will be made in the Registrant’s 485(b) filing.

Comment 7:
In each Fund’s “Tax Information” section, specify that tax-advantaged retirement accounts will be taxed at a later date.

Response 7:
This change will be made in the Registrant’s 485(b) filing.

Appendix A

Comment 8:

          Include the disclosure in the first paragraph of the “Overview of the CMCI Index” section of Appendix A with the Item 9 disclosure for the Van Eck CM Commodity Index Fund. Similarly, include the disclosure in the “Morningstar Commodity Index Family” section of Appendix A with the Item 9 disclosure for the Van Eck Long/Flat Commodity Index Fund.

Response 8:
This change will be made in the Registrant’s 485(b) filing.

STATEMENTS OF ADDITIONAL INFORMATION (“SAI”)

Comment 9:
For each Fund, disclose in the “Portfolio Managers” section of the SAI the material conflicts between the portfolio manager’s management of the Fund versus his management of other accounts.

Response 9:
This change will be made in the Registrant’s 485(b) filing.

          We hope that these responses adequately address your concerns. Registrant accepts responsibility for the adequacy and accuracy of the disclosure in the Registrant’s registration statement filing that is the subject of this letter. Registrant acknowledges that staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing. Registrant further acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

OTHER INFORMATION

          As noted in the opening paragraph of this letter, subsequent to the Funds filing the registration statement on May 24, 2010, each Fund changed its name. The Van Eck CM Commodity Index Fund added “CM” to its name and the Van Eck Long/Flat Commodity Index Fund replaced in its name “Trends” with “Index” in order to more closely align the Fund name with that of the Van Eck CM Commodity Index Fund. As you may recall, both Funds have an investment objective to seek to track, before fees and expenses, the performance of a specified index. The Van Eck CM Commodity Index Fund seeks to achieve its objective by investing in commodity-linked derivative instruments, such as swap contracts, that provide economic exposure to the investment returns of the commodities markets, as represented by the UBS Bloomberg Constant Maturity Commodity Total Return Index and by investing in fixed income instruments. The Van Eck Long/Flat Commodity Index Fund seeks to achieve its objective by investing in commodity-linked derivative instruments, such as commodity futures contracts that comprise the Morningstar Long/Flat Commodity Index, and by investing in fixed income instruments.

          Each Fund’s investment objective is non-fundamental and each Fund has adopted a policy that requires the Fund to provide shareholders with 60 days’ prior written notice before its investment objective can be changed (to the extent practicable). If a Fund’s specified index becomes unexpectedly unavailable, the Fund may need to change its investment objective before giving shareholders 60 days’ prior written notice.

          Should you have any further questions or comments, please do not hesitate to contact me at the number referenced above.

Very truly yours,

/s/ Kimberly K. Vargo

Kimberly K. Vargo

cc:	Joseph McBrien
Jonathan Simon
Laura Martinez
Philip Newman